UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the "Company") announced today that since January 24, 2018 it has issued and sold 15,500,000 common shares par value $0.01 per share pursuant to its previously announced purchase agreement by and among the Company and Crede Capital Group LLC dated December 11, 2017 (the "Second Purchase Agreement"). As a result of these issuances the Company currently has issued and outstanding 132,736,175 shares. As of the date hereof, up to $12.2 million worth of shares is remaining that the Company may sell pursuant to the Second Purchase Agreement.
Furthermore in connection with sales completed under the Second Purchase Agreement, the Exercise Price (as defined in the Warrant Agreement) of the Warrants (the "Warrants") issued in a public offering by the Company pursuant to the warrant agreement dated June 11, 2014 (the "Warrant Agreement") is adjusted to $0.17 and the number of common shares of the Company purchasable by each Warrant is 14.66 Warrant Shares (as defined in the Warrant Agreement). Also, as previously announced, the issuance of the Series C Convertible Preferred Shares constitutes an issuance of Variable Price Securities (as defined in the Warrant Agreement) and that, pursuant to Section 2(d) of the Warrant Agreement, each Holder shall have the right, but not the obligation, to, in any exercise of Warrants, adopt the Variable Price (as defined in the Warrant Agreement) at which the Series C Convertible Preferred Shares are convertible as the Exercise Price of the Warrants.
In addition, the Company announced today that the delivery of the newbuilding vessel M/T Eco Palm Springs (Hull No S444) scheduled for delivery from Hyundai shipyard in June 2018 was rescheduled for May 2018.
Finally, the Company announced today that it has appointed American Stock Transfer & Trust Company ("AST") as its new transfer agent and registrar and warrant agent for the Warrants described above, effective February 20, 2017.  All of the Company's directly held common shares and Warrants will be transferred from Computershare to AST's platform.  No action is required by any shareholder regarding the change in the Company's transfer agent.  AST can be reached as follows:
American Stock Transfer & Trust Company
55 Challenger Road
Ridgefield Park, NJ 07660
Office: 201-806-4181

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: February 9, 2018	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis
Chief Executive Officer